The Providence Service Corporation
1275 Peachtree Street, Sixth Floor
Atlanta, GA 30309

September 16, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-3

of The Providence Service Corporation

File No. 333-233676

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, The Providence Service Corporation, a Delaware corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:00 P.M. (EDT) on September 18, 2019, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please inform me at (404) 888-5800 or Steven Slutzky of Debevoise & Plimpton LLP at (212) 909-6036.

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Very truly yours,

The Providence Service Corporation

By:	/s/ Kathryn Stalmack
Name: Kathryn Stalmack
Title: Senior Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request]